Exhibit 99.1

The share exchange described in this press release is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors may be residents of a country other than the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 11, 2026

Company name:	Kobe Steel, Ltd.
Representative:	Yoshihiko Katsukawa
President, CEO and Representative Director
Stock Listing:	TSE Prime
Code Number:	5406
Contact:	Norimasa Sasaki
General Manager, General Administration and CSR Department
Telephone:	+81-3-5739-6010

Company name:	KOBELCO WIRE COMPANY, LTD.
Representative:	Shuji Kitayama
President and Representative Director
Stock Listing:	TSE Standard
Code Number:	5660
Contact:	Yasuhiko Yoshida
Managing Executive Officer and Director
Telephone:	+81-6-6411-1051

Notice Concerning Execution of Share Exchange Agreement (Simplified Share Exchange) for

Making KOBELCO WIRE COMPANY, LTD. a Wholly Owned Subsidiary of Kobe Steel, Ltd.

Kobe Steel, Ltd. (“Kobe Steel”) and KOBELCO WIRE COMPANY, LTD. (“Kobelco Wire;” collectively, together with Kobe Steel, the “Companies”) hereby announce that the Companies have decided to implement a share exchange, whereby Kobe Steel will become the wholly owning parent company and Kobelco Wire will become the wholly owned subsidiary (the “Share Exchange”), in accordance with the resolutions passed at the meetings of the boards of directors of the Companies held today, and have today entered into a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is scheduled to be consummated effective as of September 1, 2026 by Kobe Steel through a simplified share exchange procedure under Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same) that does not require approval by a resolution of a shareholders meeting, and by Kobelco Wire after the Share Exchange Agreement is approved by a resolution at its annual shareholders meeting scheduled to be held on June 26, 2026.

Prior to the effective date of the Share Exchange scheduled for September 1, 2026, the common stock of Kobelco Wire (the “Kobelco Wire Stock”) will be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (the “TSE”) on August 28, 2026 (with the last trading date being August 27, 2026).

1. Purpose of the Share Exchange

Kobe Steel was founded when the general partnership trading company Suzuki Shoten acquired a steel business called Kobayashi Seikosho in September 1905 and changed its name to Kobe Seikosho. Then, in June 1911, Suzuki Shoten spun off the company to establish Kobe Steel, Ltd. The Kobelco Group (which refers to the corporate group centering around Kobe Steel; hereinafter the same) consists of Kobe Steel and 188 subsidiaries and 44 affiliates as of March 31, 2026 and operates steel and aluminum, advanced materials, welding, machinery, engineering, construction machinery, electric power, and other businesses.

Starting out as a steel casting and forging manufacturer, the Kobelco Group gradually expanded into machinery, steel rolling, copper, engineering, construction machinery, aluminum, and welding businesses. During its over 120 years’ history, the Kobelco Group has constantly responded to the needs of society and promoted selection and expansion of its businesses. As a result, the Kobelco Group now primarily operates in three business segments: the Materials Business consisting of materials including steel and aluminum, advanced materials including steel casting and forging and aluminum casting and forging, and welding materials; the Machinery Business consisting of industrial machinery, engineering, and construction machinery; and the Electric Power Business.

The products and services provided by the Kobelco Group serve as essential materials for various industries, including transportation, electronics, construction and civil engineering, industrial machinery, and social infrastructure. The competitive advantage of the Kobelco Group lies in its diverse range of unique products supplied to a broad spectrum of customers, such as hard-to-replace materials and components based on its proprietary technology, various energy-saving and environmentally friendly machinery products, and engineering capabilities. In addition, the Kobelco Group provides electric power, a public service that constitutes vital social infrastructure. As such, the Kobelco Group believes it has significant social responsibilities.

Kobelco Wire was originally established as Shinko Wire and Strand Co., Ltd. in March 1954 as a result of a spin-off of Kobe Steel’s secondary wire products business, with Kobe Steel’s Amagasaki Plant serving as its operational base. In April 1971, the company merged with Asahi Steel Corporation and changed its trade name to Shinko Wire Company, Ltd. (followed by a further change of its English name to the current KOBELCO WIRE COMPANY, LTD. in 2021). In March 1993, Kobelco Wire was listed on the TSE (2nd Section), and following the market restructuring of the TSE in April 2022, the company’s stock is now listed on the Standard Market of the TSE.

As of March 31, 2026, the Kobelco Wire group consists of Kobelco Wire, eight subsidiaries, and one affiliate (collectively, the “Kobelco Wire Group”). The Kobelco Wire Group primarily operates in three business segments: (i) the “special steel wire-related business,” which manufactures and sells PC (prestressed concrete) steel wire, steel wire for springs, stainless steel wire, etc.; (ii) the “wire rope-related business,” which manufactures and sells wire ropes; and (iii) the “engineering business,” which manufactures and sells cable components for bridges, components for erection and tensioning, etc.

Kobelco Wire understands that, in recent years, the business environment surrounding secondary wire products has been undergoing medium- to long-term structural changes in Japan against the backdrop of a declining birthrate, an aging population, and population decline. In the public works sector, which is one of its principal sources of demand, demand for new construction is declining while demand for maintenance and renewal is expanding. In the automotive sector, Kobelco Wire recognizes that demand is fluctuating due to changes in component configurations due to the shift to EVs (electric vehicles), as well as the effects of economic trends and geopolitical risks. Furthermore, Kobelco Wire recognizes that the competitive environment surrounding the business is also changing, with the launch by overseas manufacturers of low-priced products into the steel wire and wire rope markets.

Under such business environment, in the social infrastructure sector, there is a growing demand for disaster prevention and mitigation measures, including the renewal of aging bridges and other infrastructure. Sustained opportunities for business expansion are expected across the engineering business as a whole, including PC steel products and wire ropes for the public works sector and bridge cable products. Kobelco Wire believes that stable business growth can be expected going forward, particularly in the areas of infrastructure development, maintenance, and renewal.

In addition, a certain level of demand is expected in overseas markets for high value-added products for applications requiring high durability and functionality, and Kobelco Wire recognizes that expanding overseas operations in such business areas represents an important growth opportunity for the Kobelco Wire Group.

In view of its understanding of such business environment, Kobelco Wire has formulated its medium-term management plan, “Next Innovation 2026,” covering fiscal years 2024 through 2026 (the “Medium-Term Management Plan”), which includes its basic policy of “establishing a corporate foundation capable of adapting to environmental changes and achieving sustainable growth.” Under the Medium-Term Management Plan, the company aims to enhance profitability and improve invested capital efficiency, while also achieving both the establishment of a stable earnings base and business growth that contributes to solving social challenges. Specifically, with respect to its special steel wire-related business and wire rope-related business, Kobelco Wire intends to work on improving earnings by promoting price pass-through in light of increases in various costs such as raw material costs and labor costs, and by improving productivity, while also strengthening competitiveness through expanding sales of high-value-added products and boosting export projects. In addition, the Kobelco Wire Group is focusing on market development in growth areas such as new energy, carbon neutrality, and infrastructure development, maintenance, and renewal. Under these initiatives, each business is promoting the strengthening of product supply structures, expansion of sales of high-value-added products, and expansion of maintenance and service areas. Furthermore, the group seeks to improve productivity and operational efficiency through capital investment, investment in human resources, and the promotion of DX, while aiming to achieve both the resolution of social challenges and the enhancement of corporate value through sustainability management.

As of today, Kobe Steel holds 2,569,522 shares of the Kobelco Wire Stock, representing an ownership percentage of 43.48 % of the total number of shares issued as of March 31, 2026 (5,912,999 shares) less the number of treasury shares held by Kobelco Wire as of the same date (3,330 shares) (rounded to two decimal places; the same applies hereinafter to the calculation of ownership percentages).

Kobe Steel understands that the business environment surrounding the steel industry has entered a difficult phase in which conventional approaches are no longer sufficient to address the challenges it faces. The domestic markets for high-carbon steel and spring products are shrinking and a recovery in demand is difficult to expect over the medium to long term. Also, competitive pressure from rival groups is intensifying among steel manufacturers and secondary processors. Meanwhile, Kobelco Wire has, as a core partner in the wire rod and bar steel business of the Kobelco Group, contributed to enhancing product competitiveness through joint development and other initiatives, and Kobe Steel expects Kobelco Wire to play an even more important role as a core secondary processor within the Kobelco Group going forward. Specifically, Kobe Steel envisages: (i) entry into new business fields by combining Kobe Steel’s materials and information infrastructure with Kobelco Wire’s processing and development technologies; (ii) strengthening of Kobelco Wire’s overseas strategy through collaboration with Kobe Steel’s overseas offices and partner trading companies; and (iii) expansion of Kobelco Wire’s business through stronger collaboration with other secondary processors. However, Kobe Steel recognizes that there are certain constraints on collaboration between the Companies under the current framework in which Kobelco Wire is required to maintain a certain degree of independence as a listed company. Kobe Steel has therefore determined that the best option for the sustainable growth and enhancement of corporate value of the Companies is to eliminate such constraints and achieve complete integration of the Companies in terms of capital in order to make maximum mutual use of their management resources and steadily implement the above measures under prompt and agile decision-making. Accordingly, on February 2, 2026, Kobe Steel delivered to Kobelco Wire a letter of intent regarding the Share Exchange (the “Letter of Intent”).

Following receipt of the Letter of Intent from Kobe Steel, its parent company and largest shareholder, Kobelco Wire decided to commence specific consideration of the Share Exchange. In commencing specific consideration of the Share Exchange, Kobelco Wire recognized that, since Kobe Steel is the parent company owning 43.48% of the issued shares of Kobelco Wire, as a general matter, the board of directors of Kobelco Wire, by virtue of its structure, could be subject to the influence of Kobe Steel in making decisions regarding the Share Exchange. To the extent that the board of directors of Kobelco Wire could be subject to such influence, there could arise a conflict of interest between the board of directors and the general shareholders of Kobelco Wire in determining whether or not to proceed with the Share Exchange. In addition, under the rules of the TSE, in making its decision with respect to the Share Exchange, Kobelco Wire is required to obtain an opinion from a special committee composed of persons independent of Kobe Steel to the effect that the Share Exchange is “fair to its general shareholders.” Accordingly, for the purposes of: (i) enabling Kobelco Wire to examine the Share Exchange; (ii) ensuring careful decision-making by Kobelco Wire with respect to the Share Exchange when deliberated on and resolved by Kobelco Wire’s board of directors whether to proceed with the Share Exchange; (iii) eliminating the risk of arbitrariness and conflicts of interest in the decision-making process of Kobelco Wire’s board of directors and thereby ensuring its fairness; and (iv) obtaining an opinion as to whether a decision by Kobelco Wire’s board of directors to carry out the Share Exchange would be fair to the general shareholders of Kobelco Wire, Kobelco Wire has set up, as an advisory body for the Share Exchange, a special committee composed of members independent of Kobe Steel and independent of the success or failure of the Share Exchange (the “Special Committee;” details of which are provided in “iii. Seeking of advice from and obtaining of an advisory report from an independent special committee by Kobelco Wire” of “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” below). At the same time, the Companies developed a structure for specific consideration, such as retaining external experts.

The parent-subsidiary listing structure will be terminated through the Share Exchange, which will completely eliminate the structural conflict of interest that had existed between Kobe Steel and the general shareholders of Kobelco Wire. This will enable the Companies to implement, with greater agility, measures aimed at optimizing the group as a whole, which would previously have been difficult to pursue due to corporate governance considerations, including the independence of Kobelco Wire as a listed company and the protection of the interests of its general shareholders, thereby benefiting the Companies as a result.

The Companies anticipate the following as the specific measures to be taken after the Share Exchange and the principal synergies expected to realize as a result thereof.

(i)	Entry into new business fields by combining Kobe Steel’s materials and information infrastructure with Kobelco Wire’s processing and development technologies

Kobelco Wire has provided high-quality secondary wire products in the wire rope, PC, and spring industries, based on its superior deformation processing, surface treatment, and various wire and cable application technologies. In contrast, Kobe Steel possesses expertise and information as a material supplier. By combining the technologies and expertise of the Companies more closely than ever before after the Share Exchange, it will be possible not only to strengthen the existing business areas, but also to expand into further growth areas, such as (a) engineering sectors where demand is increasing for disaster prevention and mitigation measures, including the renewal of aging bridges, and (b) high-value-added products for applications requiring high durability and functionality.

(ii)	Strengthening of Kobelco Wire’s overseas strategy by leveraging the Kobelco Group’s overseas offices and trading company network

The Companies understand that Kobelco Wire’s principal business segments, namely the special steel wire-related business and the wire rope-related business, face structural challenges including a shrinking market and an inflow of overseas products, and believe that strengthening overseas expansion is key in order to address the gradual decline in domestic demand. Enhancing collaboration with Kobe Steel’s overseas offices and trading companies engaged by Kobe Steel after the Share Exchange will advance Kobelco Wire’s overseas strategy and contribute to the stabilization of its medium- to long-term earnings.

(iii)	Expansion of business by positioning Kobelco Wire as the core secondary processor of the Kobelco Group

Kobe Steel expects Kobelco Wire to play an even more important role as a core secondary processor within the Kobelco Group after the Share Exchange. Specifically, in addition to expanding its market reach and capturing business opportunities in Japan and overseas through enhanced collaboration with other secondary processors, Kobelco Wire is expected to improve the effectiveness of earnings management, including the pass-through of price increases, by establishing an integrated business operation from base materials to final products, enhance profitability management, improve profitability through optimization of the supply chain, and ultimately expand its business foundation.

In addition, as the burden and costs associated with developing a system required for a listed company are increasing, taking Kobelco Wire private through the Share Exchange is expected to reduce the administrative burden and costs associated with maintaining the listing of Kobelco Wire, and will also enable faster decision-making.

Since Kobelco Wire will be delisted following the Share Exchange, the benefits typically enjoyed by listed companies, such as securing diverse financing methods with the use of equity financing, positive effects on recruitment activities associated with enhanced social credibility and strong name recognition, and the maintenance of an appropriate compliance and governance framework, may be reduced relative to those at the time of listing. However, with respect to funding needs, there are alternative means to replace fundraising through equity markets, including financial support through the group cash management system provided by Kobe Steel. In addition, the name recognition of Kobelco Wire is already sufficiently strong due to its long history and it has established relationships of trust with a wide range of stakeholders, including employees and customers and suppliers. Also, even after it is delisted, by further strengthening collaboration within the Kobelco Group as a wholly owned subsidiary of Kobe Steel, which is listed on the Prime Market of the TSE, Kobelco Wire will be able to continue to benefit from the name recognition of the Kobelco Group. Accordingly, adverse effect on recruitment is expected to be rather limited. Further, by applying the standards of the Kobelco Group, Kobelco Wire will be able to maintain an appropriate compliance and governance framework. For these reasons, the impact of the delisting is expected to be minimal.

The Companies determined that it would be desirable to select the Share Exchange as the method for making Kobelco Wire a wholly owned subsidiary. This is because, by delivering the shares of Kobe Steel’s common stock (the “Kobe Steel Stock”) to the general shareholders of Kobelco Wire as consideration for the Share Exchange, Kobelco Wire’s general shareholders can be provided with an opportunity to enjoy the effects expected to arise from the implementation of various measures anticipated after the Share Exchange, as well as the benefits of the Kobelco Group’s business development and earnings growth resulting from the realization of such effects, and an increase in Kobe Steel’s share price. In addition, the Companies consider the Share Exchange to be a desirable scheme from the perspective that the Kobe Steel Stock to be delivered as consideration for the Share Exchange has high liquidity and may be cashed out at any time by selling on the market, thereby giving Kobelco Wire’s general shareholders the option either to continue holding the Kobe Steel Stock or to sell it for cash.

In light of the above, as a result of careful consideration by the Companies, the Companies agreed that making Kobelco Wire a wholly owned subsidiary of Kobe Steel through the Share Exchange would contribute to enhancing the corporate value of the Companies. Accordingly, after examining and discussing the terms and conditions of the Share Exchange, including the allotment ratio, the Companies reached an agreement, and today entered into the Share Exchange Agreement following a resolution by the respective boards of directors of the Companies to implement the Share Exchange for the purpose of making Kobelco Wire a wholly owned subsidiary of Kobe Steel.

2.	Summary of the Share Exchange

(1)	Timetable for the Share Exchange

Record date for the annual shareholders meeting to approve the Share Exchange Agreement (Kobelco Wire)	March 31, 2026

Date of resolutions of the boards of directors to execute the Share Exchange Agreement (Kobe Steel and Kobelco Wire)	May 11, 2026 (today)

Date of execution of the Share Exchange Agreement (Kobe Steel and Kobelco Wire)	May 11, 2026 (today)

Date of resolution of the annual shareholders meeting to approve the Share Exchange Agreement (Kobelco Wire)	June 26, 2026 (planned)

Last trading date (Kobelco Wire)	August 27, 2026 (planned)

Date of delisting (Kobelco Wire)	August 28, 2026 (planned)

Scheduled date of the Share Exchange (effective date)	September 1, 2026 (planned)

(Note 1)

The above timetable for the Share Exchange is subject to change upon discussion and agreement between the Companies if necessary due to the progress of the procedures for the Share Exchange or for any other reason. Any changes to the above timetable will be announced promptly.

(Note 2)

Kobe Steel will implement the Share Exchange through a simplified share exchange procedure under Article 796, Paragraph 2 of the Companies Act, which does not require approval by a resolution of its shareholders meeting.

(Note 3)

The Share Exchange is subject to the expiration of the statutory waiting period concerning the notification filed under Article 10, Paragraph 2 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the absence of any measures or procedures by the Japan Fair Trade Commission to prevent the Share Exchange, such as a cease and desist order.

(2)	Method of the Share Exchange

In the Share Exchange, Kobe Steel will become the wholly owning parent company and Kobelco Wire will become the wholly owned subsidiary. The Share Exchange is scheduled to be consummated effective as of September 1, 2026 following a simplified share exchange procedure by Kobe Steel under Article 796, Paragraph 2 of the Companies Act, which does not require approval by a resolution of Kobe Steel’s shareholders meeting, and the approval of the Share Exchange Agreement by a resolution of Kobelco Wire’s annual shareholders meeting scheduled to be held on June 26, 2026.

(3)	Terms of Allotment for the Share Exchange

	Kobe Steel (Wholly owning parent company in the share exchange)	Kobelco Wire (Wholly owned subsidiary in the share exchange)
Allotment ratio for the Share Exchange	1	0.94

Number of shares to be delivered in the Share Exchange	Kobe Steel Stock: 3,139,738 shares (planned)

(Note 1)	Share allotment ratio

Kobe Steel will allot and deliver 0.94 shares of the Kobe Steel Stock for each share of the Kobelco Wire Stock. However, no shares will be allotted in the Share Exchange with respect to the Kobelco Wire Stock held by Kobe Steel as of the Reference Date (as defined below). The above allotment ratio in the Share Exchange (the “Share Exchange Ratio”) is subject to change upon mutual discussion and agreement between the Companies in the event of any material change to the assumptions on which the calculation of the Share Exchange Ratio is based.

(Note 2)	Number of shares of the Kobe Steel Stock to be delivered in the Share Exchange

Upon the Share Exchange, Kobe Steel will allot and deliver the shares of the Kobe Steel Stock to Kobelco Wire shareholders (excluding Kobe Steel) as of the time immediately prior to Kobe Steel’s acquisition (the “Reference Date”) of all issued shares of Kobelco Wire (excluding the shares of the Kobelco Wire Stock held by Kobe Steel) through the Share Exchange, in a number calculated by multiplying the total number of shares of the Kobelco Wire Stock held by each shareholder by the Share Exchange Ratio.

The shares to be delivered by Kobe Steel will be newly issued shares. By a resolution of a meeting of the board of directors of Kobelco Wire to be held on or before the day immediately preceding the effective date of the Share Exchange, Kobelco Wire plans to cancel as of the time immediately prior to the Reference Date all treasury shares held as of the time immediately prior to the Reference Date, including any treasury shares to be acquired by Kobelco Wire through the purchase of shares demanded by dissenting shareholders in connection with the Share Exchange under Article 785, Paragraph 1 of the Companies Act.

(Note 3)	Treatment of shares less than one unit

In accordance with the Articles of Incorporation and the Share Handling Regulations of Kobe Steel, the shareholders of Kobelco Wire who will hold shares less than one unit (i.e., less than 100 shares) in Kobe Steel as a result of the Share Exchange, will be entitled to use the following programs concerning the Kobe Steel Stock as shares less than one unit cannot be sold on the financial instruments exchange market.

(i)	Additional purchase for shares less than one unit (additional purchase to 100 shares)

Under Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of Kobe Steel, shareholders who hold shares less than one unit in Kobe Steel may purchase from Kobe Steel the number of shares that, together with the number of shares less than one unit held by such shareholders, will make up one unit.

(ii)	Demand for purchase of shares less than one unit (sale of shares less than one unit)

Under Article 192, Paragraph 1 of the Companies Act, shareholders who hold shares less than one unit in Kobe Steel may request that Kobe Steel buy back their shares less than one unit.

(Note 4)	Treatment of fractional shares

If any shareholder of Kobelco Wire is to receive a fraction of less than one share of the Kobe Steel Stock in connection with the Share Exchange, Kobe Steel will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell the Kobe Steel Stock in a number equivalent to the total sum of such fractional shares (any fraction of less than one share in the total number will be rounded down) and deliver the sales proceeds to such shareholders in proportion to their fractional shares.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

Not applicable since Kobelco Wire has not issued any stock acquisition rights or bonds with stock acquisition rights

(5)	Treatment of Dividends of Surplus

The Companies have agreed that: (i) Kobe Steel may distribute dividends of surplus to its shareholders or registered pledgees of shares entered or recorded in the final shareholder register as of March 31, 2026, up to the amount of 40 yen per share of the Kobe Steel Stock; (ii) Kobelco Wire may distribute dividends of surplus to its shareholders or registered pledgees of shares entered or recorded in the final shareholder register as of March 31, 2026, up to the amount of 40 yen per share of the Kobelco Wire Stock; and (iii) except for the foregoing, the Companies shall not, on and after today, adopt resolutions for dividends of surplus with a record date prior to the effective date of the Share Exchange, nor shall the Companies adopt resolutions for repurchases of their own shares with a repurchase date prior to the effective date of the Share Exchange (excluding cases where it is required to repurchase its own shares upon the exercise of shareholders’ rights in accordance with applicable laws and regulations).

3.	Basis for the Terms of Allotment for the Share Exchange

(1)	Basis and Reasons for the Terms of Allotment

In order to ensure fairness and appropriateness in calculating the Share Exchange Ratio as stated in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above, the Companies each appointed a third-party valuation firm and various advisors, independent of the Companies. Prior to beginning discussions in full scale, Kobe Steel retained Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisor and third-party valuation firm and Nishimura & Asahi (Gaikokuho Kyodo Jigyo) (“Nishimura & Asahi”) as its legal advisor, and Kobelco Wire retained Industrial Growth Platform, Inc. (“IGPI”) as its financial advisor and third-party valuation firm and TMI Associates (“TMI”) as its legal advisor.

As described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below, as a result of careful discussions and examination based on the share exchange ratio valuation report received from Nomura Securities, Kobe Steel’s third-party valuation firm, advice from Nishimura & Asahi, its legal advisor, and the results of due diligence conducted by Kobe Steel on Kobelco Wire, Kobe Steel has concluded that the Share Exchange Ratio is appropriate and serves the interests of the shareholders of Kobe Steel. Therefore, Kobe Steel has determined that implementing the Share Exchange using the Share Exchange Ratio is appropriate.

On the other hand, as described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below, as a result of careful discussions and examination based on the share exchange ratio valuation report received on May 8, 2026 from IGPI, Kobelco Wire’s third-party valuation firm, advice from TMI, its legal advisor, the results of due diligence conducted by Kobelco Wire on Kobe Steel, and the instructions, advice, and advisory report dated May 8, 2026 received from the Special Committee (details of which are provided in “iii. Seeking of advice from and obtaining of an advisory report from an independent special committee by Kobelco Wire” of “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below), Kobelco Wire has concluded that the Share Exchange Ratio is appropriate and serves the interests of the shareholders of Kobelco Wire. Therefore, Kobelco Wire has determined that implementing the Share Exchange using the Share Exchange Ratio is appropriate.

As described above, the Companies carefully reviewed the results of the due diligence conducted by each party on the other party, with consideration to the calculation results of the share exchange ratio submitted by the Companies’ respective third-party valuation firms, and held a series of negotiations and discussions while giving a comprehensive consideration to such factors as the financial condition, asset conditions, and future prospects of the Companies, as well as the synergies expected to be realized by the implementation of the Share Exchange. As a result, the Companies have concluded that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of the Companies. Therefore, the Companies have decided that it is appropriate to implement the Share Exchange using the Share Exchange Ratio. However, the Share Exchange Ratio is subject to change, in accordance with the Share Exchange Agreement, upon mutual discussion and agreement between the Companies in the event of any material change to the assumptions used as the basis of the calculation.

(2)	Matters Concerning Calculation of the Share Exchange Ratio

i.	Names of valuation firms and relationship with the Companies

Nomura Securities, the third-party valuation firm of Kobe Steel, does not constitute a related party of either Kobe Steel or Kobelco Wire and is independent of the Companies, with no material interest that should be disclosed in connection with the Share Exchange. While the fees payable to Nomura Securities include a contingency fee to be paid contingent on the closing of the Share Exchange, Kobe Steel has determined that, taking into account the general practices for similar transactions, the inclusion of such a contingency fee does not negate Nomura Securities’ independence.

IGPI, the third-party valuation firm of Kobelco Wire, does not constitute a related party of either Kobe Steel or Kobelco Wire and is independent of the Companies, with no material interest that should be disclosed in connection with the Share Exchange. The fees payable to IGPI for the Share Exchange only consist of fixed fees that are payable regardless of the closing of the Share Exchange and do not include any contingency fee to be paid contingent on the execution of the Share Exchange Agreement, the holding of a shareholders meeting, or the completion of making Kobelco Wire a wholly owned subsidiary of Kobe Steel.

ii.	Overview of the calculation

(i)	Calculation by Nomura Securities

Nomura Securities conducted a valuation of Kobe Steel using the average market share price analysis since Kobe Steel is listed on the Prime Market of the TSE and a market share price is available. Using May 8, 2026 as the valuation reference date, the closing price of Kobe Steel on the TSE on the valuation reference date and the simple average of the closing prices for the five business days, one month, three months, and six months up to the valuation reference date were used for the average market share price analysis.

As for Kobelco Wire, Nomura Securities conducted a valuation using the average market share price analysis since Kobelco Wire is listed on the Standard Market of the TSE and a market share price is available. Using May 8, 2026 as the valuation reference date, the closing price of Kobelco Wire on the TSE on the valuation reference date and the simple average of the closing prices for the five business days, one month, three months, and six months up to the valuation reference date were used for the average market share price analysis. In addition, the comparable company analysis, since Kobelco Wire has more than one comparable listed company, making it possible to estimate its equity value using the comparable company analysis, and the discounted cash flow analysis (the “DCF Analysis”), to reflect the future business activities in the valuation, were used for the valuation.

The results of the share exchange ratio calculation under each valuation method, when using 1 as the equity value per share of the Kobe Steel Stock, are as follows.

Method	Calculated Share Exchange Ratio
Average market share price analysis	0.69 ~ 0.79
Comparable company analysis	0.18 ~ 0.35
DCF Analysis	0.42 ~ 0.97

In calculating the share exchange ratio, Nomura Securities assumed that public information and all information provided to Nomura Securities were accurate and complete, and did not independently verify the accuracy and completeness of such information. Nomura Securities also did not perform any independent valuation, appraisal, or assessment of the assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, including analysis and valuation of individual assets and liabilities, nor did Nomura Securities request a third party institution to conduct an appraisal or assessment of such assets or liabilities. It was assumed that Kobelco Wire’s financial forecasts and other forward-looking information were reasonably reviewed or prepared by the management of Kobelco Wire based on the best possible estimates and judgments available at the time. Nomura Securities’ valuation reflects the information obtained by Nomura Securities and the economic conditions existing up to May 8, 2026. The sole purpose of Nomura Securities’ valuation is to be used as a reference by the board of directors of Kobe Steel in considering the Share Exchange Ratio.

The financial forecasts of Kobelco Wire used by Nomura Securities as the basis for its valuation under the DCF Analysis include fiscal years in which substantial increase or decrease in profit and free cash flow is expected compared with the previous fiscal year. Specifically, in the fiscal year ending March 2027, operating profit and free cash flow are expected to increase because received orders whose recognition had been pushed back from the previous fiscal year to subsequent fiscal years are expected to be recorded in that fiscal year, as well as due to expansion of growth areas including overseas export. Furthermore, in the fiscal year ending March 2031, free cash flow is expected to increase mainly due to the leveling out of capital expenditures related to measures implemented up until the previous fiscal year. These financial forecasts do not assume the implementation of the Share Exchange.

(ii)	Calculation by IGPI

IGPI conducted a valuation of Kobe Steel using the market share price analysis since Kobe Steel is listed on the Prime Market of the TSE and a market share price is available.

As for Kobelco Wire, IGPI conducted a valuation using the market share price analysis since Kobelco Wire is listed on the Standard Market of the TSE and a market share price is available. In addition, the DCF Analysis, to reflect the future business activities in the valuation, were used for the valuation.

The results of the share exchange ratio calculation under each valuation method, when using 1 as the equity value per share of the Kobe Steel Stock, are as follows.

Method	Calculated Share Exchange Ratio
Market share price analysis	0.69 ~ 0.80
DCF Analysis	0.57 ~ 1.35

Under the market share price analysis, with respect to Kobe Steel, the equity value was calculated using the closing price of Kobe Steel on the Prime Market of the TSE on May 8, 2026, used as the valuation reference date, and the simple average of the closing prices for the one month, three months, and six months up to such valuation reference date (in each case, excluding days on which no trading occurred during the relevant period). With respect to Kobelco Wire, the equity value was calculated using the closing price of Kobelco Wire on the Standard Market of the TSE on May 8, 2026, used as the valuation reference date, and the simple average of the closing prices for the one month, three months, and six months up to such valuation reference date (in each case, excluding days on which no trading occurred during the relevant period).

Under the DCF Analysis, the equity value was calculated by discounting to present value, using a certain discount rate, the free cash flows expected to be generated by Kobelco Wire in and after the fiscal year ending March 31, 2027, based on the business plan prepared by Kobelco Wire for the fiscal years ending March 31, 2027 through March 31, 2031 (the “Business Plan”) and various other factors, including publicly available information. The discount rate used as the weighted average cost of capital was 3.25% to 4.25%. In addition, the perpetual growth rate method was used to calculate the terminal value. After comprehensively taking into account the external environment and other factors, perpetual growth rate was set from -0.25% to 0.25%, and the terminal value was calculated to be 14,326 million to 22,553 million yen.

The Business Plan, which was used by IGPI to calculate the value of the Kobelco Wire Stock under the DCF Analysis, has been prepared by Kobelco Wire in connection with its consideration of the Share Exchange. The business environment assumed as the basis for the financial forecasts includes changes in the demand structure in Japan, expansion of demand in infrastructure development, maintenance and renewal, and demand trends in overseas markets. The Business Plan is based on recent actual results and a five-year plan period was adopted as a period for which reasonable forecasts of medium-term earnings and capital investment plans could be made. Kobe Steel was not involved in the preparation of the Business Plan.

The financial forecasts in the Business Plan are as follows. These financial forecasts include fiscal years in which substantial increase or decrease in operating profit and free cash flow are expected. Specifically, in the fiscal year ending March 2027, the project ordered and subsequently delayed from the previous fiscal year to next term or later is expected to be recorded, and due to expansion of growth areas including overseas export, the operating profit is expected to increase by 519 million yen, and the free cash flow is expected to increase by 438 million yen compared to the previous fiscal year. Furthermore, in the fiscal year ending March 2031, due mainly to the leveling of capital investment related to the measures implemented up until the previous fiscal year, the free cash flow is expected to increase by 405 million yen compared to the previous fiscal year.

The synergy effects expected to be realized as a result of the implementation of the Share Exchange have not been included and have not been reflected in the Business Plan, the financial forecasts, or IGPI’s valuation, because it is difficult at this time to specifically estimate the impact on earnings.

(Unit: million yen)

	Fiscal year ending March 2027	Fiscal year ending March 2028	Fiscal year ending March 2029	Fiscal year ending March 2030	Fiscal year ending March 2031
Net sales	36,798	36,795	36,036	36,046	35,925
Operating profit	1,172	1,379	1,023	1,117	1,125
EBITDA	2,268	2,501	2,178	2,267	2,298
Free cash flow	697	660	817	658	1,063

IGPI’s valuation reflects the information obtained by IGPI and the economic conditions existing up to the valuation reference date. It was assumed that the Business Plan, the financial forecasts and other forward-looking information were reasonably prepared by the management of Kobelco Wire based on the best possible estimates and judgments available at the time. The sole purpose of IGPI’s valuation is to be used as a reference by the board of directors of Kobelco Wire and the Special Committee in considering the Share Exchange Ratio, and it does not constitute any opinion as to the fairness of the share exchange ratio in the Share Exchange.

In calculating the share exchange ratio, IGPI assumed that public information and all information provided by Kobelco Wire were accurate and complete, and did not independently verify the accuracy and completeness of such information. It is also assumed that there are no facts undisclosed to IGPI that may have a material impact on the calculation of the share exchange ratio. IGPI also did not perform any independent valuation, appraisal, or assessment of the assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, including analysis and valuation of individual assets and liabilities, nor did IGPI request a third party institution to conduct an appraisal or assessment of such assets or liabilities.

(3)	Expected Delisting and Reasons Therefor

As a result of implementing the Share Exchange, Kobelco Wire will become a wholly owned subsidiary of Kobe Steel as of the effective date of the Share Exchange (planned on September 1, 2026), and Kobelco Wire will be delisted on August 28, 2026 (with the last trading date being August 27, 2026) in accordance with the delisting standards of the TSE. If the currently planned effective date of the Share Exchange is changed in the future, the delisting date will also be changed.

Even after the delisting of Kobelco Wire, since the Kobe Steel Stock to be allotted to Kobelco Wire shareholders in the Share Exchange will remain listed on the Prime Market of the TSE and will continue to be tradable on a financial instruments exchange market on and after the effective date of the Share Exchange, Kobelco Wire shareholders who will be allotted 100 shares (which constitute one unit of the Kobe Steel Stock) or more of the Kobe Steel Stock in the Share Exchange will continue to be provided with stock liquidity.

Kobelco Wire shareholders who will be allotted less than 100 shares (which constitute one unit of the Kobe Steel Stock) of the Kobe Steel Stock will not be able to sell such shares less than one unit on a financial instrument exchange market. However, they will be entitled to request that Kobe Steel buy back their shares of less than one unit. It is also possible to purchase from Kobe Steel such number of shares as, together with the number of shares of less than one unit held by such shareholders, will make up one unit. For details, please refer to (Note 3) “Treatment of shares less than one unit” in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above. Further, for details on any fraction of less than one share that may result from the Share Exchange, please refer to (Note 4) “Treatment of fractional shares” in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above.

Kobelco Wire shareholders may continue to trade their Kobelco Wire Stock on the Standard Market of the TSE until the last trading date, which is August 27, 2026 (planned), and may exercise their legal rights under the Companies Act and other relevant laws and regulations until the Reference Date.

(4)	Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)

Kobe Steel already holds 2,569,522 shares of the Kobelco Wire Stock, representing an ownership percentage of 43.48% of 5,909,669 shares, calculated by subtracting the number of treasury shares of Kobelco Wire (3,330 shares) from the total number of shares issued as of March 31, 2026 (5,912,999 shares), which makes Kobelco Wire a consolidated subsidiary of Kobe Steel. In addition, one of Kobelco Wire’s directors is concurrently an employee of Kobe Steel and one of Kobelco Wire’s directors was formerly employed by Kobe Steel. Therefore, the Companies have determined that it is necessary to avoid conflicts of interest and ensure fairness of the Share Exchange, and have implemented the following measures to ensure fairness (including measures to avoid conflicts of interest).

i.	Obtaining of valuation reports by the Companies from independent third-party valuation firms

To ensure fairness in the decision making concerning the share exchange ratio to be used in the Share Exchange, Kobe Steel retained Nomura Securities, a third-party valuation firm independent of the Companies, and obtained a valuation report regarding the share exchange ratio on May 8, 2026, and Kobelco Wire retained IGPI, a third-party valuation firm independent of the Companies, and obtained a valuation report regarding the share exchange ratio on May 8, 2026.

Summaries of the valuation reports are provided in “(2) Matters Concerning Calculation of the Share Exchange Ratio” above. Neither of the Companies has obtained a written opinion (fairness opinion) from their third-party valuation firms to the effect that the Share Exchange Ratio is fair to the shareholders of Kobe Steel and Kobelco Wire from a financial viewpoint.

ii.	Receipt of advice by the Companies from independent law firms

Kobe Steel retained Nishimura & Asahi as its legal advisor for the Share Exchange and received legal advice on the procedures for the Share Exchange and the method and process of decision making by its board of directors. Nishimura & Asahi is independent of the Companies and does not have any material interest in the Companies.

Kobelco Wire retained TMI as its legal advisor for the Share Exchange and received legal advice on the procedures for the Share Exchange and the method and process of decision making by its board of directors. TMI is independent of the Companies and does not have any material interest in the Companies. In addition, at the first meeting of the Special Committee held on February 12, 2026, the Special Committee confirmed that there was no issue with TMI’s independence and approved its appointment as Kobelco Wire’s legal advisor.

iii.	Seeking of advice from and obtaining of an advisory report from an independent special committee by Kobelco Wire

(i)	Process of seeking advice

In commencing specific consideration of the Share Exchange following receipt of the Letter of Intent from Kobe Steel on February 2, 2026, for the purposes of: (i) enabling Kobelco Wire to examine the Share Exchange; (ii) ensuring careful decision-making by Kobelco Wire with respect to the Share Exchange when deliberated on and resolved by Kobelco Wire’s board of directors whether to proceed with the Share Exchange; (iii) eliminating the risk of arbitrariness and conflicts of interest in the decision-making process of Kobelco Wire’s board of directors and thereby ensuring its fairness; and (iv) obtaining an opinion as to whether a decision by Kobelco Wire’s board of directors to carry out the Share Exchange would be fair to the general shareholders of Kobelco Wire, in accordance with a resolution passed at the meeting of its board of directors held on February 6, 2026, Kobelco Wire has set up, as an advisory body for the Share Exchange, the Special Committee composed of three members, namely, Mr. Yasuhiro Hattori (Independent Director and Independent Officer of Kobelco Wire, and Professor at the Graduate School of Kobe University), Ms. Ayako Hiramatsu (Independent Director and Independent Officer of Kobelco Wire and an attorney-at-law), and Mr. Masaaki Doi (Independent Company Auditor and Independent Officer of Kobelco Wire and a certified public accountant). Kobelco Wire then sought advice from the Special Committee with respect to: (a) matters relating to the reasonableness of the purpose of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Kobelco Wire’s corporate value); (b) matters relating to the fairness of the transaction terms of the Share Exchange (including whether the level of the acquisition consideration, the acquisition method, the type of acquisition consideration and other terms are fair); (c) matters relating to the fairness of the procedures for the Share Exchange (including whether sufficient procedures have been taken to ensure the fairness of the transaction terms); and (d) whether the Share Exchange is fair to the general shareholders based on (a) through (c) above and other relevant matters (collectively, the “Matters of Consultation”), and requested the Special Committee to submit an advisory report on these matters to the board of directors of Kobelco Wire. The above-mentioned resolution was unanimously approved by seven directors of Kobelco Wire, excluding Mr. Masahito Shoji, one of the eight directors of Kobelco Wire who was considered to have an interest in the Share Exchange as he concurrently served as an employee of Kobe Steel.

In addition, Mr. Yasuhiro Hattori was selected as chairperson of the Special Committee by a mutual vote among the members of the Special Committee.

The remuneration of each member of the Special Committee is included in the remuneration paid to the independent directors and independent company auditor, as all members of the Special Committee are independent directors or independent company auditor of Kobelco Wire and their duties as members of the Special Committee are considered to fall within the scope of their responsibilities in such capacities. No contingency fee to be paid contingent on the public announcement or closing of the Share Exchange is included.

(ii)	Process of consideration

The Special Committee carefully considered and discussed the Matters of Consultation by holding a total of 13 meetings during the period from February 12, 2026 to May 8, 2026, in addition to collecting information and holding discussions as needed from time to time. Specifically, the Special Committee confirmed that there were no issues with the independence and expertise of TMI, which had been appointed by Kobelco Wire as its legal advisor, and IGPI, which had been appointed as its financial advisor and third-party valuation firm, and approved such appointments. The Special Committee then received explanations from the Companies and held question-and-answer sessions regarding the purpose of the Share Exchange, the background and process leading to the Share Exchange, the details of the synergies expected to be created by the Share Exchange, and the management policy and treatment of employees after the Share Exchange. It also received explanations from Kobelco Wire and held question-and-answer sessions regarding the procedures for preparing the Business Plan and its contents. In addition, the Special Committee received explanations from IGPI, Kobelco Wire’s third-party valuation firm, and held question-and-answer sessions regarding the methods used to calculate the value of the Kobelco Wire Stock and the results of such calculations. Furthermore, the Special Committee received advice from TMI, Kobelco Wire’s legal advisor, concerning the method and process of decision-making by the board of directors of Kobelco Wire in relation to the Share Exchange, the measures to ensure fairness of the operation of the Special Committee and other procedural aspects relating to the Share Exchange, and measures to avoid conflicts of interest. The Special Committee was substantively involved in the negotiation process with Kobe Steel, by receiving timely reports on the process and details of the discussions and negotiations between the Companies regarding the Share Exchange, holding discussions on the negotiation policy and other matters on multiple occasions until the final proposal on the share exchange ratio was received from Kobe Steel, and giving its opinions to Kobelco Wire.

After carrying out the foregoing procedures and carefully discussing and considering the Matters of Consultation, the Special Committee, with unanimous consent of all its members, submitted to the board of directors of Kobelco Wire on May 8, 2026 an advisory report stating that a decision to implement the Share Exchange is fair to the general shareholders of Kobelco Wire. For the details of such advisory report, please refer to the attached Advisory Report dated May 8, 2026.

iv.	Approval by all disinterested directors of Kobelco Wire and opinion of all disinterested company auditors of Kobelco Wire that they have no objection

The meeting of the board of directors of Kobelco Wire held today to resolve the proposal regarding the Share Exchange was attended by six of the seven directors of Kobelco Wire, which excluded Mr. Yasuhiro Hattori, who was absent due to personal reasons. Deliberations were held and a resolution for the Share Exchange was passed with unanimous approval. Although Mr. Yasuhiro Hattori was absent from the board meeting due to personal reasons, he attended and participated in discussions at 12 meetings of a total of all 13 meetings of the Special Committee, and prior to the board meeting, his view in favor of approving the above resolution had been confirmed. In addition, Mr. Masahito Shoji resigned from his position as a director of Kobelco Wire on March 31, 2026.

While Mr. Shuji Kitayama was an employee of Kobe Steel until around March 2023, Mr. Hiroyuki Mori until around March 2021, Mr. Yasuhiko Yoshida until around March 2012, and Mr. Hideki Watanabe until around April 2021, in each case a considerable period of time has elapsed since their transfer to Kobelco Wire, and it was therefore determined that there was no risk of a conflict of interest in relation to Kobelco Wire’s decision-making for the Share Exchange. Accordingly, they participated in the deliberations and resolution of the board of directors of Kobelco Wire.

In addition, all four company auditors of Kobelco Wire attended the above-mentioned board meeting and each expressed the opinion that they had no objection to the above resolution. Although Mr. Yukihiro Nishikawa was an employee of Kobe Steel until around May 2024, and Mr. Kazuyuki Tanaka until around March 2014, in each case a considerable period of time has elapsed since their transfer to Kobelco Wire, and it was therefore determined that there was no risk of a conflict of interest in relation to Kobelco Wire’s decision-making for the Share Exchange. Accordingly, they participated in the deliberations of the board of directors of Kobelco Wire.

v.	Establishment of an independent reviewing structure at Kobelco Wire

Kobelco Wire established an internal framework to review, negotiate, and make decisions regarding the Share Exchange from a standpoint independent of Kobe Steel. Specifically, after receiving the Letter of Intent from Kobe Steel on February 2, 2026, Kobelco Wire considered and then set up a project team to examine the Share Exchange (including the preparation of the Business Plan, used as the basis for the valuation of the Kobelco Wire Stock) and to engage in discussions and negotiations with Kobe Steel. The team members were composed of officers and employees of Kobelco Wire who did not concurrently serve as officers or employees of Kobe Steel. In addition, Mr. Masahito Shoji, a director of Kobelco Wire, who was concurrently a Kobe Steel employee and was therefore considered to have an interest in the Share Exchange, did not participate in any review, discussion, or negotiation relating to the Share Exchange, and this arrangement remained in place until he resigned from his position as a director of Kobelco Wire on March 31, 2026. Mr. Masahito Shoji has not participated in any review, discussion, or negotiation relating to the Share Exchange after his resignation as a director of Kobelco Wire since he is no longer an officer or employee of Kobelco Wire.

Based on the advice of TMI, the Special Committee has approved that there are no issues from the viewpoint of independence and fairness with respect to the above arrangements and Kobelco Wire’s reviewing structure (including the scope and duties of its officers and employees involved in the review, negotiations, and decision-making relating to the Share Exchange).

vi.	Ensuring opportunities for competing proposals from other potential acquirers (Market Check)

The Companies have not entered into any agreements or arrangements that contain a deal protection clause prohibiting any contact between Kobelco Wire and any potential acquirer other than Kobe Steel (“Competing Bidder(s)”), or otherwise restrict any contact between Kobelco Wire and a Competing Bidder.

In addition, the annual shareholders meeting of Kobelco Wire to approve the Share Exchange Agreement is scheduled to be held on June 26, 2026, approximately one month after the public announcement of the execution of the Share Exchange Agreement, which provides Competing Bidders with sufficient opportunity relative to other M&A transactions.

While Kobelco Wire has not conducted a proactive market check, the fairness of the procedures for the Share Exchange is not impaired solely by the absence of a proactive market check, given that: (i) an indirect market check is considered to have been conducted as described above; (ii) Kobe Steel, the controlling shareholder of Kobelco Wire, is making Kobelco Wire its wholly owned subsidiary in this transaction, which makes it unlikely that any third party would make a bona fide competing proposal even if a proactive market check were conducted; and (iii) as described in sections i. through v. above, other sufficient measures to ensure fairness have been taken.

4.	Overview of the Parties to the Share Exchange (as of March 31, 2026 )

(Unit: million yen, unless specified otherwise)

	Wholly owning parent company in the share exchange	Wholly owned subsidiary in the share exchange

(1) Name	Kobe Steel, Ltd.	KOBELCO WIRE COMPANY, LTD.

(2) Location	2-4, Wakinohama-Kaigandori 2-chome, Chuo-ku, Kobe, Hyogo, Japan	10-1, Nakahama-cho, Amagasaki, Hyogo, Japan

(3) Name and title of representative	Yoshihiko Katsukawa, President, CEO and Representative Director	Shuji Kitayama, President and Representative Director

(4) Description of business	Manufacture and sale of iron and steel, non-ferrous metals and alloys; manufacture and sale of cast iron products, steel casting and forging products, and non-ferrous alloy casting and forging products; electric power supply business; manufacture and sale of materials for industrial machinery, transport machinery, electronics, and other machinery; engineering and construction of plants; etc.

Manufacture and sale of steel wires, plated steel wires, and wire ropes; manufacture and sale of iron wires, plated iron wires, nails, barbed wires, and wire netting;

manufacture and sale of stainless steel wires, stainless wire ropes, and alloy wires.

	Wholly owning parent company in the share exchange		Wholly owned subsidiary in the share exchange

(5) Share capital	250,930 million yen		8,062 million yen

(6) Date of establishment	June 28, 1911		March 18, 1954

(7) Number of issued shares	396,345,963 shares		5,912,999 shares

(8) Fiscal year-end	March 31		March 31

(9) Number of employees	38,614 (Consolidated)		927 (Consolidated)

(10) Major trading partners	Industrial, including automotive, electronics, and shipbuilding, and government agencies		Civil engineering and construction, construction machinery, automotive, electronics, and other industrials

(11) Major banks	Mizuho Bank, Ltd. MUFG Bank, Ltd. Development Bank of Japan, Inc. Sumitomo Mitsui Banking Corporation		Mizuho Bank, Ltd. MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation
	The Master Trust Bank of Japan, Ltd. (Trust Account)	15.25%	Kobe Steel	43.48%
	Custody Bank of Japan, Ltd. (Trust Account)	4.12%	Stock Purchase Plan for Kobelco Wire Suppliers	4.64%
	The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	2.70%	Kobelco Wire Employee Stock Purchase Plan	3.32%
	JP Morgan Securities Japan Co., Ltd.	1.78%	Mizuho Bank, Ltd.	2.56%
(12) Major shareholders and shareholding ratios	State Street Bank and Trust Company 505103	1.55%	Nippon Life Insurance Company (Life Insurance)	1.95%
	State Street Bank and Trust Company 505001	1.36%	Shinsho Corporation	1.69%
	Nippon Life Insurance Company	1.28%	Japan Master Trust Bank, Ltd. (Trust Account)	1.69%
	JP Morgan Chase Bank 385781	1.25%	Mitsui & Co. Steel Ltd.	1.33%
	Kobe Steel Employee Stock Purchase Plan	1.20%	Mizuho Trust & Banking Co. Ltd.	1.33%
	Shimabun Corporation	1.12%	Michio Maruyama	1.27%

	Wholly owning parent company in the share exchange	Wholly owned subsidiary in the share exchange

(13) Relationship between the parties
Capital relationship	Kobe Steel is the parent company of Kobelco Wire as it holds 2,569,522 shares, representing 43.48% of the total number of issued shares of Kobelco Wire (5,912,999 shares) less the number of treasury shares (3,330 shares), and controls determinations on Kobelco Wire’s financial and business policies.
Personnel relationship	One employee of Kobe Steel concurrently served as the director of Kobelco Wire, however, resigned from his position as a director of Kobelco Wire on March 31, 2026.
Business relationship	Kobelco Wire purchases major raw materials for its products from Kobe Steel via trading companies.
Status as a related party	Kobelco Wire is a consolidated subsidiary of Kobe Steel. Kobe Steel and Kobelco Wire are mutually related parties.

(14) Operating results and financial position for the past three years

Fiscal year	Kobe Steel (Consolidated)			Kobelco Wire (Consolidated)
	Fiscal year ended March 2024	Fiscal year ended March 2025	Fiscal year ended March 2026	Fiscal year ended March 2024	Fiscal year ended March 2025	Fiscal year ended March 2026
Consolidated net assets	1,127,346	1,237,059	1,330,453	22,831	24,022	25,386
Consolidated total assets	2,919,774	2,891,053	2,865,184	43,197	44,081	44,582
Consolidated net assets per share (yen)	2,675.13	2,941.14	3,189.56	3,863.02	4,064.74	4,295.81
Consolidated net sales	2,543,142	2,555,031	2,436,581	32,726	34,293	33,074
Consolidated operating profit	186,628	158,721	129,883	1,023	1,167	653
Consolidated ordinary profit	160,923	157,192	121,336	1,066	1,235	660
Net income attributable to owners of parent	109,552	120,180	93,717	906	1,034	1,120
Consolidated net income per share (yen)	277.38	304.64	237.80	153.32	175.04	189.64
Dividend per share (yen)	90.00	100.00	80.00	50.00	60.00	65.00

5.	Status after the Share Exchange

Wholly owning parent company in the share exchange

(1) Name	Kobe Steel, Ltd.

(2) Location	2-4, Wakinohama-Kaigandori 2-chome, Chuo-ku, Kobe, Hyogo, Japan

(3) Name and title of representative	Yoshihiko Katsukawa, President, CEO and Representative Director

Wholly owning parent company in the share exchange

(4) Description of business	Manufacture and sale of iron and steel, non-ferrous metals and alloys; manufacture and sale of cast iron products, steel casting and forging products, and non-ferrous alloy casting and forging products; electric power supply business; manufacture and sale of materials for industrial machinery, transport machinery, electronics, and other machinery; engineering and construction of plants; etc.

(5) Share capital	250,930 million yen

(6) Fiscal year-end	March 31

(7) Net assets	To be determined
(8) Total assets	To be determined

6.	Summary of Accounting Treatment

The Share Exchange is expected to constitute a common control transaction under the Accounting Standards for Business Combinations.

7.	Future Outlook

Since Kobelco Wire is already a consolidated subsidiary of Kobe Steel, the impact of the Share Exchange on the financial results of the Companies is expected to be immaterial as of today. If it becomes necessary to revise their earnings forecasts or announce any matters, a prompt disclosure will be made.

8.	Matters Concerning MBO, Etc.

(1)	Opinion of the Special Committee Regarding Fairness to General Shareholders

Since the Share Exchange is a transaction with Kobe Steel, the largest shareholder and parent company of Kobelco Wire, the “Matters to be Observed Pertaining to MBOs, etc.” set forth in Rule 441 of the Securities Listing Regulations apply to the Share Exchange. Therefore, Kobelco Wire has obtained an opinion from the Special Committee dated May 8, 2026, to the effect that the decision to implement the Share Exchange is fair to the general shareholders of Kobelco Wire. For details, please refer to the attached document (Advisory Report dated May 8, 2026) providing the content of the opinion.

(2)	Compliance with the Policy for Measures to Protect Minority Shareholders

Since Kobe Steel is the largest shareholder and parent company of Kobelco Wire, the Share Exchange constitutes transactions with controlling shareholders for Kobelco Wire. In the Corporate Governance Report disclosed by Kobelco Wire on August 25, 2025, it is stated that, as its Guidelines on Measures to Protect Minority Shareholders upon Transactions with Controlling Shareholder, “Kobelco Wire establishes a special committee as a framework to protect the interests of general shareholders. In order to ensure the fairness, transparency and objectivity of procedures for the transaction with a related party, such as a parent company, the special committee examines the necessity and reasonableness of the transaction with a related party, as well as the appropriateness and fairness of the terms and conditions, and gives advice to the board of directors.” In this regard, as described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” above, Kobelco Wire has, as a measure to ensure fairness and avoid conflicts of interest in the Share Exchange, obtained an advisory report from the Special Committee stating that the decision to implement the Share Exchange is fair to Kobelco Wire’s general shareholders. Accordingly, Kobelco Wire has determined that the Share Exchange is in compliance with Kobelco Wire’s Guidelines on Measures to Protect Minority Shareholders upon Transactions with Controlling Shareholder mentioned above.

(3)	Matters Concerning Measures to Ensure Fairness and to Avoid Conflicts of Interest

As described in “(2) Compliance with the Policy for Measures to Protect Minority Shareholders” above, since the Share Exchange constitutes transactions with controlling shareholders for Kobelco Wire, Kobelco Wire determined that measures were necessary to ensure fairness and avoid conflicts of interest. Accordingly, Kobelco Wire’s board of directors carefully discussed and considered the various terms and conditions of the Share Exchange, and, by taking the measures described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” above, has ensured fairness and avoided conflicts of interest.

(Reference) Consolidated earnings forecast for the current fiscal year and consolidated results for the previous fiscal year

Kobe Steel (Earnings forecast for the current fiscal year announced on May 11, 2026)

(Unit: million yen)

	Consolidated net sales	Consolidated operating profit	Consolidated ordinary profit	Net income attributable to owners of parent
Earnings forecasts for the current fiscal year (Fiscal year ending March 2027)	2,560,000	150,000	120,000	100,000
Results for the previous fiscal year (Fiscal year ended March 2026)	2,436,581	129,883	121,336	93,717

Kobelco Wire

(Unit: million yen)

	Consolidated net sales	Consolidated operating profit	Consolidated ordinary profit	Net income attributable to owners of parent
Results for the previous fiscal year (Fiscal year ended March 2026)	33,074	653	660	1,120

(Note) As Kobelco Wire is scheduled to be delisted as of August 28, 2026, no earnings forecast has been announced for the fiscal year ending March 2027.

(Reference) Advisory Report dated May 8, 2026 (attached)

To board of directors of KOBELCO WIRE COMPANY, LTD.

May 8, 2026

KOBELCO WIRE COMPANY, LTD. Special Committee

Chair (independent director)   Yasuhiro Hattori

Member (independent director) Ayako Hiramatsu

Member (independent company auditor) Masaaki Doi

Report

Part I. Matters of Consultation to the Special Committee

In response to the proposal from Kobe Steel, Ltd. (“Kobe Steel”) to commence consideration of a share exchange, whereby Kobe Steel will become the wholly owning parent company and KOBELCO WIRE COMPANY, LTD. (“Kobelco Wire”) will become the wholly owned subsidiary (the “Share Exchange”), Kobelco Wire made inquiry of the following matters (the “Matters of Consultation”) with the Special Committee.

(i)	Matters relating to the reasonableness of the purpose of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Kobelco Wire’s corporate value);

(ii)

Matters relating to the fairness of the transactional terms and conditions of the Share Exchange (including whether the level of acquisition consideration, the acquisition method, the type of acquisition consideration and other terms and conditions are fair);

(iii)

Matters relating to the fairness of the procedures for the Share Exchange (including whether sufficient procedures have been taken to ensure the fairness of the transactional terms and conditions); and

(iv)	Whether the Share Exchange is fair to the general shareholders in view of (i) through (iii) above and other relevant matters

1

Part II. Activities of the Special Committee

In preparing a report on the Matters of Consultation (the “Report”), the Special Committee took the following actions.

1

Industrial Growth Platform, Inc. (“IGPI”), Kobelco Wire’s financial advisor and third-party valuation firm, and TMI Associates, Kobelco Wire’s legal advisor, which are independent of Kobe Steel and the Kobelco Wire Group (as defined below; hereinafter the same) and have expertise regarding the Share Exchange, do not constitute a related party of either Kobe Steel or the Kobelco Wire Group and have no material interest in connection with the Share Exchange; therefore, the Special Committee approved IGPI as Kobelco Wire’s financial advisor and TMI Associates as Kobelco Wire’s legal advisor. The Special Committee also received expert advice in considering the Matters of Consultation as necessary.

2

The Special Committee examined documents etc. which the Special Committee determined reasonably necessary or appropriate for consideration at the Special Committee, including Kobelco Wire’s draft press release concerning the Share Exchange, the materials relating to the share exchange ratio valuation report prepared by IGPI (the “Share Exchange Ratio Valuation Report”), the materials received from Kobe Steel, the materials sent by Kobelco Wire to Kobe Steel, the materials relating to the measures to ensure fairness prepared by TMI Associates, the “Fair M&A Guidelines” (“Fair M&A Guidelines”) published by the Ministry of Economy, Trade and Industry on June 28, 2019, and any other publicly available relevant documents.

3

The Special Committee had a question-and-answer session with Kobelco Wire about matters relating to the meaning and purpose of the Share Exchange, impact of the Share Exchange on the business of Kobelco Wire, the details of the business plan (the “Business Plan”) as the basis of the valuation of Kobelco Wire shares by IGPI, Kobe Steel’s proposal, and the like.

4	The Special Committee had a question-and-answer session with TMI Associates about matters relating to the results of legal and tax due diligence for Kobe Steel.

5	The Special Committee had a question-and-answer session with IGPI about matters relating to the results of financial due diligence for Kobe Steel.

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6

The Special Committee had a question-and-answer session with Kobe Steel about matters relating to the business environment, business activities, the purpose, background, meaning etc. of the Share Exchange, the scheme for the Share Exchange, the fairness of the procedures for the Share Exchange, the terms and conditions of the Share Exchange, Kobelco Wire’s management policy etc. for the Share Exchange, and the like.

7	The Special Committee had a question-and-answer session with IGPI about matters relating to the valuation of Kobelco Wire shares.

8

The Special Committee had a question-and-answer session with TMI Associates about matters relating to the measures to ensure the fairness of the procedures for the Share Exchange, the measures to prevent conflict of interests, and the like.

9	The Special Committee had 13 meetings in total from February 12, 2026 until May 8, 2026, and question-and-answer sessions and opinion exchanges during the meetings and during said period.

10	The Special Committee examined other documents etc. which the Special Committee determined reasonably necessary or appropriate in making this Report.

Part III. Opinion of the Special Committee

As the results of its consideration, the Special Committee unanimously reports its opinions on the Matters of Consultation as follows.

(i)	The Share Exchange is found to contribute to the enhancement of Kobelco Wire’s corporate value (that is, the purpose of the Share Exchange is found to be reasonable);

(ii)

The transactional terms and conditions of the Share Exchange, including whether the level of acquisition consideration, the acquisition method, the type of acquisition consideration and other terms and conditions, are fair;

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(iii)	Sufficient measures to ensure fairness have been taken to ensure the fairness of the transactional terms and conditions of the Share Exchange, and the procedures for the Share Exchange are fair; and

(iv)	In view of (i) through (iii) above, the Share Exchange is fair to the general shareholders of Kobelco Wire.

Part IV. Summary of Reasons for the Opinions and Details of Consideration

1	Matters relating to the reasonableness of the purpose of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Kobelco Wire’s corporate value)

(1)	Purpose etc. of the Share Exchange

The Special Committee asked Kobelco Wire and Kobe Steel (collectively, the “Companies”) questions regarding the purpose of the Share Exchange and the specific details of how Kobelco Wire’s corporate value is expected to be enhanced as a result of the Share Exchange and other matters and received answers from the Companies. Details are summarized as follows.

•

In March 1954, as a result of a spin-off of Kobe Steel’s secondary wire products business, with Kobe Steel’s Amagasaki Plant as the base, Shinko Wire and Strand Co., Ltd. was established, which changed its trade name to Shinko Wire Company, Ltd. in April 1971 when it merged with Asahi Steel Corporation. As of today, the Kobelco Wire Group consists of Kobelco Wire, eight subsidiaries, and one affiliate (Kobelco Wire, and its subsidiaries and affiliate are referred to collectively as the “Kobelco Wire Group”). The Kobelco Wire Group primarily operates in three business segments: (i) the “special steel wire-related business”, which manufactures and sells PC (prestressed concrete) steel wire, steel wire for springs, stainless steel wire, etc.; (ii) the “wire rope-related business”, which manufactures and sells wire ropes; and (iii) the “engineering business” which manufactures and sells cable components for bridges, components for erection and tensioning, etc.

•

Kobelco Wire understands that, in recent years, the business environment surrounding secondary wire products has been undergoing medium-to-long term structural changes in Japan against the backdrop of a declining birthrate, an aging population, and population decline. In the public works sector, which is one of its principal sources of demand, demand for new construction is declining while demand for maintenance and renewal is expanding. In the automotive sector, Kobelco Wire recognizes that demand is fluctuating due to changes in component configurations in conjunction with the increasing shift to EVs (electric vehicles), as well as the effects of economic trends and geopolitical risks. Furthermore, Kobelco Wire recognizes that the competitive environment surrounding the business is also changing, with the launch by overseas manufacturers of low-priced products into the steel wire and wire rope markets.

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•

Under such business environment, in the social infrastructure sector, there is a growing demand for disaster prevention and mitigation measures, including the renewal of aging bridges and other infrastructure. Against this backdrop, sustained opportunities for business expansion are expected across the engineering business as a whole, including PC steel products, wire ropes, and bridge cable products for the public works sector. Kobelco Wire believes that stable business growth can be expected going forward, particularly in the areas of infrastructure development, maintenance, and renewal.

•

In addition, a certain level of demand is expected in overseas markets for high value-added products for applications requiring high durability and functionality, and Kobelco Wire recognizes that expanding overseas operations in such business areas represents an important growth opportunity for the Kobelco Wire Group.

•

In view of its understanding of such business environment, Kobelco Wire has formulated its medium-term management plan, “Next Innovation 2026,” covering fiscal years 2024 through 2026 (the “Medium-Term Management Plan”), which includes its basic policy of “establishing a corporate foundation capable of adapting to environmental changes and achieving sustainable growth.” Under the Medium-Term Management Plan, the company aims to enhance profitability and improve invested capital efficiency, while also achieving both the establishment of a stable earnings base and business growth that contributes to solving social challenges. Specifically, with respect to its special steel wire-related business and wire rope-related business, Kobelco Wire intends to work on improving earnings by promoting price pass-through in light of increases in various costs such as raw material costs and labor costs, and by improving productivity, while also strengthening competitiveness through expanding sales of high-value-added products and boosting export projects. In addition, the Kobelco Wire Group is focusing on market development in growth areas such as new energy, carbon neutrality, and infrastructure development, maintenance, and renewal. Under these initiatives, each business is promoting the strengthening of product supply structures, expansion of sales of high-value-added products, and expansion of maintenance and service areas. Furthermore, the group seeks to improve productivity and operational efficiency through capital investment, investment in human resources, and the promotion of DX, while aiming to achieve both the resolution of social challenges and the enhancement of corporate value through sustainability management.

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•

Kobe Steel understands that the business environment surrounding the steel industry has entered a difficult phase in which conventional approaches no longer extend to full response to the challenges it faces as the domestic markets for high-carbon steel and spring products are shrinking and a recovery in demand is difficult to expect over the medium to long term, and additionally, competitive pressure from rival groups is intensifying among steel manufacturers and secondary processors.

•

Meanwhile, Kobelco Wire has, as a core partner in the wire rod and bar steel business of the Kobelco Group (a corporate group with Kobe Steel as the core business; hereinafter the same), contributed to enhancing product competitiveness through joint development and other initiatives. Kobe Steel expects Kobelco Wire to play an even more important role as a core secondary processor within the Kobelco Group going forward. Specifically, Kobe Steel envisages: (i) entry into new business fields by combining Kobe Steel’s materials and information infrastructure with Kobelco Wire’s processing and development technologies; (ii) strengthening of Kobelco Wire’s overseas strategy through collaboration with Kobe Steel’s overseas offices and partner trading companies; and (iii) expansion of Kobelco Wire’s business through stronger collaboration with other secondary processors.

•

However, Kobe Steel recognizes that there are certain constraints on collaboration between the Companies under the current framework in which Kobelco Wire is required to maintain a certain degree of independence as a listed company. Kobe Steel has therefore determined that the best option for the sustainable growth and enhancement of corporate value of the Companies is to eliminate such constraints and achieve complete integration of the Companies in terms of capital in order to make maximum mutual use of their management resources and steadily implement the above measures under prompt and agile decision-making.

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•

Under such circumstances, the Companies believe that, by terminating the parent-subsidiary listing structure through the Share Exchange, the structural conflict of interests that had existed between Kobe Steel and the general shareholders of Kobelco Wire will be completely eliminated, and this will enable the Companies to implement, with greater agility, measures aimed at optimizing the group as a whole, which would previously have been difficult to pursue due to corporate governance considerations, including the independence of Kobelco Wire as a listed company and the protection of the interests of its general shareholders, thereby benefiting the Companies as a result.

•	The Companies anticipate the following as the specific measures to be taken after the Share Exchange and the principal synergies expected to realize as a result thereof.

a	Entry into new business fields by combining Kobe Steel’s materials and information infrastructure with Kobelco Wire’s processing and development technologies

Kobelco Wire has provided high-quality secondary wire products in the wire rope, PC, and spring industries, based on its superior deformation processing, surface treatment, and various wire and cable application technologies. In contrast, Kobe Steel possesses expertise and information as a material supplier. By combining the technologies and expertise of the Companies more closely than ever before after the Share Exchange, it will be possible not only to strengthen the existing business areas, but also to expand into further growth areas, such as engineering sectors where demand is increasing for disaster prevention and mitigation measures, including the renewal of aging bridges, and high-value-added products for applications requiring high durability and functionality.

b	Strengthening of Kobelco Wire’s overseas strategy by leveraging the Kobelco Group’s overseas offices and trading company network

The Companies understand that Kobelco Wire’s principal business segments, namely the special steel wire-related business and the wire rope-related business, face structural challenges including a shrinking market and an inflow of overseas products, and believe that strengthening overseas expansion is key in order to address the gradual decline in domestic demand. Enhancing collaboration with Kobe Steel’s overseas offices and trading companies engaged by Kobe Steel after the Share Exchange will advance Kobelco Wire’s overseas strategy and contribute to the stabilization of its medium-to-long-term earnings.

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c	Expansion of business by positioning Kobelco Wire as the core secondary processor in the Kobelco Group

Kobe Steel expects Kobelco Wire to play an even more important role as a core secondary processor within the Kobelco Group after the Share Exchange. Specifically, in addition to expanding its market reach and capturing business opportunities in Japan and overseas through enhanced collaboration with other secondary processors, Kobelco Wire is expected to improve the effectiveness of earnings management, including the pass-through of price increases by establishing an integrated business operation from base materials to final products, enhance profitability management, improve profitability through optimization of the supply chain, and ultimately expand its business foundation.

•

In addition, as the burden and costs associated with developing a system required for a listed company are increasing, taking Kobelco Wire private through the Share Exchange is expected to reduce the administrative burden and costs associated with maintaining the listing of Kobelco Wire, and will also enable faster decision-making.

•

Since Kobelco Wire will be delisted following the Share Exchange, the benefits typically enjoyed by listed companies, such as securing diverse financing methods with the use of equity financing, positive effects on recruitment activities associated with enhanced social credibility and strong name recognition, and the maintenance of an appropriate compliance and governance framework, may be reduced relative to those at the time of listing. However, with respect to funding needs, there are alternative means to replace fundraising through equity markets, including financial support through the group cash management system provided by Kobe Steel.

•

In addition, the name recognition of Kobelco Wire is already sufficiently strong due to its long history and it has established relationships of trust with a wide range of stakeholders, including employees and customers and suppliers. Also, even after it is delisted, by further strengthening collaboration within the Kobelco Group as a wholly owned subsidiary of Kobe Steel, which is listed on the TSE Prime Market, Kobelco Wire will be able to continue to benefit from the name recognition of the Kobelco Group. Accordingly, adverse effect on recruitment is expected to be rather limited.

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•

Further, by applying the standards of the Kobelco Group, Kobelco Wire will be able to maintain an appropriate compliance and governance framework. For these reasons, the impact of the delisting is expected to be minimal.

(2)	Consideration

The Special Committee considered in detail the appropriateness and reasonableness of specific details of the purpose of the Share Exchange in view of the management environment surrounding Kobelco Wire and other matters as described above, the impact of the Share Exchange on Kobelco Wire’s employees and customers and suppliers, a possibility of enhancement of Kobelco Wire’s corporate value in view of the foregoing, and the like. Specifically, the Special Committee comprehensively validated, the current management environment in which the Kobelco Wire Group is situated, what measures to enhance the corporate value the Companies conceive of, how specific and feasible they are, whether the Share Exchange is necessary to implement such measures, what advantages the Share Exchange will provide to Kobelco Wire’s business, whether there are any disadvantages on the other hand, and if so, what magnitude of such disadvantages is expected.

As a result, since nothing particularly unreasonable is found in the above meaning and purpose of the Share Exchange envisaged by the Companies, and such meaning and purpose are found to be a product of reasonable consideration; therefore, the Share Exchange can be said to have the purpose of enhancing Kobelco Wire’s corporate value, and the Special Committee has determined that nothing particularly unreasonable is found in Kobelco Wire’s judgment that it is necessary to carry out the measures envisioned by Kobelco Wire.

(3)	Conclusion

As a result of careful discussion and consideration in view of the matters described above, the Special Committee has determined that the Share Exchange is found to contribute to the enhancement of Kobelco Wire’s corporate value (that is, the purpose of the Share Exchange is found to be reasonable).

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2

Matters relating to the fairness of the transactional terms and conditions of the Share Exchange (including whether the level of acquisition consideration, the acquisition method, the type of acquisition consideration and other terms and conditions are fair)

(1)	Share exchange ratio valuation report by IGPI

According to the share exchange ratio valuation report obtained by Kobelco Wire from IGPI, a third-party valuation firm independent of Kobe Steel and the Kobelco Wire Group, when calculating the stock value of Kobe Steel, IGPI adopted the market share price analysis since Kobe Steel is listed on the TSE Prime Market and a market share price is available, and the stock value per Kobe Steel share according to the market share price analysis ranges from 1,921 yen to 2,054 yen. When calculating the stock value of Kobelco Wire, IGPI adopted the market share price analysis since Kobelco Wire is listed on the TSE Standard Market and a market share price is available. Also, IGPI adopted the discounted cash flow analysis (the “DCF Analysis”), to reflect the future business activities in the valuation. The stock value per Kobelco Wire share according to the market share price analysis ranges from 1,427 yen to 1,531 yen, and the stock value per Kobelco Wire share according to the DCF Analysis ranges from 1,180 yen to 2,588 yen.

Given the above, where share value per Kobe Steel share is one, the valuation range is 0.69 to 0.80 according to the market share price analysis, and 0.57 to 1.35 according to the DCF Analysis.

The allotment ratio in the Share Exchange (the “Share Exchange Ratio”) exceeds the upper limit of the valuation range in the market share price analysis, and is within the valuation range and in the vicinity of the median value in the DCF Analysis.

The Special Committee received explanations from, and had a question-and-answer session with, IGPI regarding the valuation method of share value of each company used in the Share Exchange Ratio Valuation Report and other matters, including the selection of valuation methods, basis for discount rate calculation, and approach to non-business assets. As a result, nothing unreasonable was found in light of general valuation work, the Special Committee confirmed its reasonableness. The Special Committee also received detailed explanations from, and had question-and-answer sessions with, Kobelco Wire and IGPI regarding the method and process for preparing the Business Plan which serves as the basis for valuation using the DCF Analysis, and the contents of the Business Plan (including the reasons, background, and rationale for including fiscal years in which significant increases or decreases in free cash flow are anticipated). Consequently, neither suspected arbitrariness nor other circumstances which may impede the fairness was found in the method and process for preparing the Business Plan, and the Special Committee approved the Business Plan after confirming the contents of the Business Plan were also reasonable on the basis of the actual condition and future outlook of Kobelco Wire’s business.

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(2)	Granting a reasonable premium

The Share Exchange Ratio corresponds to the ratio representing a premium of 18.93% (rounded to two decimal places; hereinafter the same applies in the calculation of the premium (%)) over the exchange ratio calculated based on the closing price for the Kobe Steel shares and the Kobelco Wire shares on the TSE on May 8, 2026 (1,937 yen and 1,531 yen), a premium of 20.20% over the exchange ratio calculated based on the simple average of closing prices in the past one month (1,921 yen and 1,503 yen (rounded to the nearest yen; hereinafter the same applies in the calculation of the simple average of closing prices), a premium of 29.54% over the exchange ratio calculated based on the simple average of closing prices in the past three months (2,038 yen and 1,479 yen), and a premium of 35.32% over the exchange ratio calculated based on the simple average of closing prices in the past six months (2,054 yen and 1,427 yen). In comparison with premium levels of 28 closed share exchange cases between listed companies in Japan announced and closed between June 28, 2019, the date of publication of the “Fair M&A Guidelines” by the Ministry of Economy, Trade and Industry, and May 8, 2026, in which a parent company’s shareholding ratio in the target company before announcement is at least 40% (excluding cases in which a public company pays cash consideration or implements triangular share exchange) and premiums were not discounted during each period (the premium averages were: 19.13% over the closing price for the business day immediately preceding the date of announcement, 18.37% over the simple average closing price for the most recent one month, 18.42% over the simple average closing price for the most recent three months, and 18.40% over the simple average closing price for the most recent six months), such premium level includes an equivalent premium.

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(3)	Due diligence

The Special Committee confirmed the materials relating to the results of due diligence for Kobe Steel conducted by Kobelco Wire in preparation for the Share Exchange, and no particular matters which may have material impact on the Share Exchange Ratio were found.

(4)	Price raises through fair procedures

As described in 3 “Matters relating to the fairness of the procedures for the Share Exchange (including whether sufficient procedures have been taken to ensure the fairness of the transactional terms and conditions)” below, since the Special Committee was substantially involved in the negotiation process for the Share Exchange, it is considered that the procedures are fair, and the Share Exchange Ratio is found to have been decided in view of the result of such negotiation in which the Special Committee was substantially involved.

In fact, as a result of the negotiations, Kobe Steel was compelled to raise four times the price per Kobelco Wire share which was based on calculation of the Share Exchange Ratio, resulting in a raise of 220 yen in total from Kobe Steel’s initial proposal of 1,580 yen per Kobelco Wire share. (As mentioned earlier, since Kobelco Wire had referred to a valuation based on the market share price analysis for the per-share value of Kobe Steel shares, negotiations with Kobe Steel were conducted primarily on the per-share price of Kobelco Wire shares.)

(5)	Fairness of the acquisition method and type of consideration in the Share Exchange

In the Share Exchange, the Kobe Steel shares will be allotted and delivered to Kobelco Wire shareholders. Because it uses the method of share exchange and the Kobe Steel shares as consideration, it is possible even after the Share Exchange that Kobelco Wire shareholders will continue to enjoy as Kobe Steel shareholders benefits from the business development and revenue expansion of the Kobelco Group, and ultimately rising Kobe Steel share value.

The shareholders can also continuously invest in Kobelco Wire shares indirectly by holding the Kobe Steel shares, and expect to indirectly benefit from Kobelco Wire’s enhancing corporate value through the Share Exchange.

In addition, the Kobe Steel shares are listed on the TSE Prime Market, has high liquidity and may be cashed out at any time by selling on the market, it is possible to trade on the financial instruments exchange market from the effective date of the Share Exchange onwards. Thus, the liquidity of shares can be provided on a continuous basis to Kobelco Wire shareholders who hold at least 107 Kobelco Wire shares as of the reference date, and receive the allotment of at least 100 Kobe Steel shares, which is the number of shares per one unit of the Kobe Steel shares, through the Share Exchange. Additionally, Kobelco Wire shareholders who receive an allotment of shares less than one unit of the Kobe Steel shares, can use the additional purchase program or the repurchase program of shares less than one unit pursuant to the Companies Act and the articles of incorporation of Kobe Steel. Accordingly, an opportunity to cash out the shares at any time after the Share Exchange is ensured.

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Given the above, delivering the Kobe Steel shares in lieu of cash to Kobelco Wire shareholders as the method and type of consideration in the Share Exchange can be said to be fair.

(6)	Conclusion

As a result of careful discussion and consideration in view of the matters described above, the Special Committee has determined that the transactional terms and conditions of the Share Exchange, including the level of acquisition consideration, the method of acquisition and the type of acquisition consideration, are fair.

3

Matters relating to the fairness of the procedures for the Share Exchange (including whether sufficient procedures have been taken to ensure the fairness of the transactional terms and conditions); and

(1)	Consultation with the Special Committee

For the purposes of ensuring careful decision-making by Kobelco Wire with respect to the Share Exchange; eliminating arbitrariness and the risk of conflict of interests in the decision-making process of Kobelco Wire’s board of directors and thereby ensuring its fairness, and obtaining an opinion as to whether a decision by Kobelco Wire’s board of directors to carry out the Share Exchange would be fair to the general shareholders of Kobelco Wire, after receiving the letter of intent regarding the Share Exchange from Kobe Steel on February 2, 2026, on February 6, 2026, which is the earliest possible date, Kobelco Wire assigned, as an advisory body for the Share Exchange, the Special Committee consisting of three members, namely, Mr. Yasuhiro Hattori (an independent director of Kobelco Wire and professor at the graduate school of Kobe University), Ms. Ayako Hiramatsu (an attorney who is an independent director of Kobelco Wire), and Mr. Masaaki Doi (a certified public accountant who is an independent company auditor of Kobelco Wire). Kobelco Wire then sought advice from the Special Committee with respect to the Matters of Consultation and requested the Special Committee to submit an advisory report on these matters to Kobelco Wire’s board of directors.

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Kobelco Wire granted the Special Committee the following authorities: (a) the authority to conduct investigations (including asking Kobelco Wire’s officers, employees or advisors involving in the Share Exchange questions about necessary matters to examine the Matters of Consultation and requesting explanations) at Kobelco Wire’s expense; (ii) the authority to receive timely reports on the status of negotiations with Kobe Steel, including ones carried out by Kobelco Wire’s inhouse staff, advisors, etc., and to have substantial influence in the negotiation process over the transactional terms and conditions by, among other things, giving opinions, instructions, or requests at critical stages; and (iii) the authority to, when deemed particularly necessary, appoint its own attorneys, valuation firms, certified public accountants, or other advisors at Kobelco Wire’s expense.

Furthermore, in making decisions regarding the Share Exchange, Kobelco Wire will give maximum respect to the opinions of the Special Committee, and if the Special Committee determines that the Share Exchange is not fair to the general shareholders, Kobelco Wire will not make a decision to implement the Share Exchange. It should be noted that there has been no change to the Special Committee members since its consultation on the Matters of Consultation.

The remuneration of each Special Committee member is included in the remuneration paid to the outside directors and independent company auditor, as all Special Committee members are independent directors or independent company auditor of Kobelco Wire and their duties as the Special Committee members are considered to fall within the scope of their responsibilities in such capacities. No contingency fees to be paid subject to the public announcement or closing of the Share Exchange are included.

(2)	Consideration method by Kobelco Wire

When considering the Share Exchange, while receiving advice and opinions from IGPI, a financial advisor and third-party valuation firm, and TMI Associates, a legal advisor, which are independent of Kobe Steel and the Kobelco Wire Group, have a track record in similar cases, and have expertise, from the perspectives of enhancement of Kobelco Wire’s corporate value and the shared interests of shareholders, Kobelco Wire has conducted careful considerations and discussions regarding the fairness of the Share Exchange Ratio and other transactional terms and conditions of the Share Exchange and the fairness of a series of procedures of the Share Exchange.

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The fees payable to IGPI for the Share Exchange only consist of fixed fees that are payable regardless of the closing of the Share Exchange and do not include any contingency fee to be paid subject to the execution of the share exchange agreement, the holding of a shareholders meeting, or the completion of making Kobelco Wire a wholly owned subsidiary of Kobe Steel.

The fees payable to TMI Associates are calculated by multiplying hours worked by hourly rates and do not include any contingency fee to be paid subject to the closing of the Share Exchange.

The Special Committee confirmed that there was no issue with independence and expertise of IGPI and TMI Associates and approved IGPI as Kobelco Wire’s financial advisor and third-party valuation firm and TMI Associates as Kobelco Wire’s legal advisor.

(3)	Obtaining of valuation report from independent third-party valuation firm

In making decisions regarding the Share Exchange, Kobelco Wire requested IGPI, a financial advisor and third-party valuation firm independent of Kobe Steel and the Kobelco Wire Group, calculate the share exchange ratio and obtained the Share Exchange Ratio Valuation Report dated May 8, 2026. IGPI does not constitute a related party of either Kobe Steel or Kobelco Wire and have no material interest in connection with the Share Exchange. Furthermore, Kobelco Wire has not obtained a written opinion (fairness opinion) from IGPI to the effect that the Share Exchange Ratio is fair to Kobelco Wire shareholders from a financial viewpoint.

(4)	Receipt of advice from independent law firm

Kobelco Wire appointed TMI Associates as its legal advisor for the Share Exchange and received legal advice on the measures to ensure fairness of the procedures in the Share Exchange, the method and process of decision-making by its board of directors, and other matters. TMI Associates does not constitute a related party of either Kobe Steel or Kobelco Wire and has no material interest in connection with the Share Exchange.

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(5)	Discussions and negotiations by Kobelco Wire

In accordance with the negotiation policy advised in advance by the Special Committee, Kobelco Wire had substantial discussions and negotiations over the Share Exchange Ratio with Kobe Steel multiple times from the perspective of protecting the interests of its general shareholders. Specifically, IGPI on behalf of Kobelco Wire discussed and negotiated the share exchange ratio with Nomura Securities Co., Ltd., Kobe Steel’s financial advisor, multiple times, giving respect to the contents of question-and-answer sessions and opinion exchanges at the Special Committee. In discussions and negotiations, Kobelco Wire also gave respect to the contents of question-and-answer sessions and opinion exchanges at the Special Committee regarding an approach to fairness of the share exchange ratio and how to respond to Kobe Steel.

Further, the Special Committee heard from Kobe Steel the basis and rationale for the share exchange ratio proposed by Kobe Steel and conveyed its opinions to Kobe Steel.

As a result of negotiations, until the price per Kobelco Wire share which was calculated on the basis of the Share Exchange Ratio was decided at 1,800 yen, Kobe Steel was compelled to raise the proposed price four times, resulting in a raise of 220 yen in total from Kobe Steel’s initial proposal of 1,580 yen per Kobelco Wire share. (As mentioned earlier, since Kobelco Wire had referred to a valuation based on the market share price analysis for the per-share value of Kobe Steel shares, negotiations with Kobe Steel were conducted primarily on the per-share price of Kobelco Wire shares.)

(6)	Establishment of an independent reviewing structure at Kobelco Wire

Kobelco Wire established an internal structure to review, negotiate, and make decisions regarding the Share Exchange from a standpoint independent of Kobe Steel. Specifically, after receiving the letter of intent from Kobe Steel on February 2, 2026, Kobelco Wire considered and then established a project team to consider the Share Exchange (including the preparation of the Business Plan which serves as the basis for valuation of the Kobelco Wire shares) and to engage in discussions and negotiations with Kobe Steel. The team members are officers and employees of Kobelco Wire who do not concurrently serve as officers or employees of Kobe Steel. In addition, it was decided that Mr. Masahito Shoji, who resigned as a director of Kobelco Wire on March 31, 2026, also had concurrently served as an employee of Kobe Steel, and therefore considered to have an interest in the Share Exchange, would not participate in any review, discussion, or negotiation relating to the Share Exchange from commencement of review of the Share Exchange until his retirement as director of Kobelco Wire. Furthermore, given that Mr. Masahito Shoji ceased to be an officer of Kobelco Wire following his resignation as director, he will not participate in any review, discussion, or negotiation relating to the Share Exchange.

(7)	Majority of minority condition

According to Kobe Steel, a majority of minority condition is not a prerequisite for the closing of the Share Exchange.

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In the Fair M&A Guidelines, taking into account concerns about the possible deterrence of M&A transactions with the aim of contributing to enhancement of corporate value in cases where an acquiring party holds a large number of shares of a target company, such as an acquisition of a controlled company by a controlling shareholder, it is difficult to go so far as to say that it is advisable to impose a majority of minority condition at all times. In this case, taking into account that 2,569,522 Kobelco Wire shares directly held by Kobe Steel represents a ownership percentage1 of 43.48%, setting a majority of minority condition would make the closing of the Share Exchange uncertain, and this would in fact not contribute to the interest of the general shareholders who wish to implement the Share Exchange. Further, in the Share Exchange, appropriate measures to ensure fairness have been taken, and it is considered that sufficient consideration has been given to the interests of the general shareholders of Kobelco Wire. Kobe Steel believes, given the foregoing, it should not be concluded that appropriate measures to ensure fairness have not been taken on the basis of the mere fact that a majority of minority condition has not been set. This way of reasoning is not unreasonable.

(8)	Ensuring opportunities for competing proposals from other potential acquirers (market check)

The Companies have not entered into any agreements or arrangements that include a deal protection clause prohibiting Kobelco Wire from contacting any potential acquirer other than Kobe Steel (a “Competing Bidder(s)”), or any agreement that restricts Competing Bidders from contacting Kobelco Wire.

In addition, the annual shareholders meeting of Kobelco Wire to approve the Share Exchange Agreement is scheduled to be held on June 26, 2026, approximately more than one month after the public announcement of the execution of the Share Exchange Agreement, which ensures sufficient M&A opportunities for Competing Bidders in comparison with other M&A cases.

While Kobelco Wire has not conducted a proactive market check, the fairness of the procedures for the Share Exchange is not impaired solely by the absence of a proactive market check, given that: (i) an indirect market check is considered to have been conducted as described above; (ii) Kobe Steel, the controlling shareholder of Kobelco Wire, is making Kobelco Wire its wholly owned subsidiary in this transaction, which makes it unlikely that any third party would make a bona fide competing proposal even if a proactive market check were conducted; and (iii) other sufficient measures to ensure fairness have been taken.

(9)	Appropriate disclosure of information

The background, terms, and other relevant aspects leading to the Share Exchange are scheduled to be fully and adequately disclosed to the general shareholders through press releases and other public announcements to be issued by Kobe Steel and Kobelco Wire.

With respect to the Share Exchange, Kobelco Wire is required to obtain approval by resolution of its shareholders meeting. Accordingly, the general shareholders of Kobelco Wire will have the opportunity to express their approval or disapproval in accordance with their own intentions at such shareholders meeting, and therefore no issue of coercion shall arise.

[1]

This is an ownership percentage in the number of shares obtained by subtracting the number of treasury shares of Kobelco Wire as of March 31, 2026 (3,330 shares) from the total number of issued shares as of the same date (5,912,999 shares). The figures are rounded to two decimal places.

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(10)	Conclusion

As a result of careful discussion and consideration in view of the matters described above, the Special Committee has determined that in the Share Exchange, sufficient procedures have been taken to ensure the fairness of the transactional terms and conditions, and the procedures for the Share Exchange are fair.

4	In view of the above, whether the Share Exchange is fair to general shareholders

As a result of careful consideration in view of the matters 1 through 3 above and other matters, with regard to the matters considered in 1 through 3 above, there are no particular circumstances regarding which the Special Committee considers that the Share Exchange is not fair to the general shareholders of Kobelco Wire; therefore, the Special Committee has determined that the Share Exchange, including Kobelco Wire’s board of directors deciding to implement the Share Exchange, is fair to the general shareholders of Kobelco Wire.

End

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